Exhibit 77(i)

Terms of New or Amended Securities

1.	At the July 12, 2012 Board meeting, the Board of Trustees (the “Boar”) of ING Funds Trust (“IFT”) approved the establishment of ING Strategic Income Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IFT’s registration statement registering shares of the Fund. At the September 6, 2012 Board meeting, the Board approved the requisite plans, agreements and other routine matters with respect to establishment of the Fund.

2.	At the September 6, 2012 Board meeting, the Board the establishment of ING Short Term Bond Fund and approved a filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IFT’s registration statement registering shares of the Fund.

3.	At the May 24, 2012 Board meeting, the Board approved the elimination of the $250,000 minimum initial investment for Class R shares of the ING Funds.

4.	At the September 6, 2012 Board meeting, the Board approved the establishment of Class R6 shares on behalf of ING Floating Rate Fund, ING GNMA Income Fund, and ING Intermediate Bond Fund. Class R6 shares are sold without a front-end-load, are not subject to CDSC, are not subject or shareholder servicing or distribution fees, and have $1 million minimum initial investment for non-qualified deferred compensation plans, endowment funds and foundations, and other institutional investors. There are no minimum investment requirements for Eligible Retirement Plans or other Funds in the ING Funds complex.

5.	At the September 5, 2012 Board meeting, the Board approved the establishment of Class P shares on behalf of ING Floating Rate Fund and ING High Yield Bond Fund. Class P shares are sold without a front-end load, are not subject to CDSC, are not subject to shareholder servicing or distribution fees, and have no minimum initial investment.